FOR IMMEDIATE RELEASE
For more information contact:

Rich Nelson External Communications (847) 955-3939
Albert Trefts, Jr. Investor Relations (847) 955-3821

CNH Reports First Quarter Net Income of $15 Million

■ Total Agricultural and Construction Equipment Industry Retail Demand Remains Strong

■ Net Price Realization Initiatives Offset Economic and Materials Cost Increases

■ Full-Year Profit Outlook of 15% Improvement Unchanged

Lake Forest, Illinois (April 28, 2005) CNH Global N.V. (NYSE:CNH) today reported first quarter 2005 net income of $15 million, compared to a first quarter 2004 net loss of $9 million. Results include restructuring charges, net of tax, of $4 million in the first quarter of 2005, and $13 million in last year’s first quarter. First quarter basic earnings per share were $.06 ($.06 per diluted share), compared to a loss per share of $.07 ($.07 per diluted share) in the first quarter of 2004.

“In total, worldwide industry retail unit sales of agricultural tractors and combines continued at last year’s high levels in the first quarter, while worldwide construction equipment industry retail unit sales increased by over 6 percent compared with last year,” said Harold Boyanovsky, CNH president and chief executive officer. “In this strong industry environment, our net price realization efforts successfully enabled us to offset significant economic and materials cost increases in the quarter – increases which were in excess of economic forecasts. In addition, our industrial efficiencies offset other cost increases.

“Meanwhile, CNH Capital delivered improved results in the quarter,” Boyanovsky added, “with another successful asset backed securitization issue and lower credit losses. We also were pleased to reach a new six-year agreement with the United Auto Workers (UAW) at the end of the first quarter, which covers approximately 650 employees.

“Working together, the efforts of our employees and our independent dealers have combined to generate our fourth consecutive quarterly profit. Although we were not fully able to take advantage of market opportunities, especially in North America, we believe several industrial initiatives launched in the first quarter will result in further profit improvements later in the year. In particular, we remain committed to recovering, through pricing, any subsequent material or component costs increases that might occur,” he concluded.

Highlights from the quarter included the following:

•	In January, the company consolidated its European and Latin American construction equipment brands into two full-line brand families – Case and New Holland. As part of our ongoing strategy to leverage our dual brand, dual distribution network structure, this ongoing consolidation provides the opportunity to better serve our customer base by providing greater selection of products in each dealer network, and strengthening our marketing, parts and service support to our dealers. Costs in the quarter for this initiative were in line with our investment expectations.

•	Central to our ongoing product development strategy is a commitment that every new product we launch will be of higher quality and improved reliability than the product it replaces. In keeping with that commitment, we delayed the launch of our new generation of skid steer loaders until later in the second quarter.

•	We reorganized our logistics operations in Europe to provide better service to our customers and anticipate ongoing cost savings of about 20% for the longer term, as a component of our profit improvement initiatives.

•	The slowdown in the agricultural sector in Latin America, and particularly for the Brazilian combine market, was greater than expected, depressing quarterly revenues and margins. As the market leader for combines, the downturn had a disproportionate impact, with net sales of combines down 52%. Combine production has been curtailed to reduce this impact, and we do not expect any recovery in this market in the short term. Partially offsetting this decline in Latin America were substantially increased net sales of construction equipment, up 58% excluding currency variations compared with last year.

•	Components shortages – mostly in tires and engines – continued to impact production of some product lines and consequently retail product availability. The company is working hard to resolve these issues with current suppliers and develop new sources of supply through our global sourcing initiatives.

•	Our North American production of combine harvesters was down significantly this year, compared to the first quarter last year. We closed our East Moline combine harvester assembly plant in the second half of 2004 and moved production to our Grand Island facility. In anticipation of that event, production of combines at East Moline was unusually high in the first half of last year as we increased inventories. This enabled us to provide product to customers during the relocation of these assembly operations and the ramp-up of new production at the Grand Island plant. This new production includes the launch of a new-generation combine model, which will be more productive and reliable than the model it replaces. We believe combine harvester production at Grand Island will exceed last year’s production levels in the second half of the year.

The company’s estimates of industry retail unit sales of agricultural tractors, combines and both heavy and light construction equipment are provided at the end of the release. Estimates are included, in some detail, for the first quarter 2005 actual results and, more generally, for the company’s expectations for the second quarter and full year 2005.

EQUIPMENT OPERATIONS – First Quarter Financial Results

Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $2.8 billion for the first quarter, compared to $2.7 billion for the same period in 2004. Net of currency variations, net sales increased by 3% over the prior year’s first quarter.

Agricultural Equipment Net Sales

▪	Agricultural equipment net sales were $1.9 billion for the first quarter, essentially at the same level as the prior year, but down 2% excluding currency variations.

▪	Sales in Latin America declined by approximately 35%, excluding currency translation, following the sharp market contraction, in particular for combines. Sales in Europe were flat. Sales in Rest of World markets were up 17%, and up 2% in North America.

▪	Total retail unit sales of CNH’s agricultural tractors and combines decreased by approximately 5% compared to the first quarter last year. First quarter 2005 production of agricultural tractors and combines was approximately 45% higher than retail, following the company’s normal seasonal pattern to increase company and dealer inventories in anticipation of the spring selling season.

Construction Equipment Net Sales

▪	Net sales of construction equipment were $892 million for the first quarter, an increase of 20%, compared to $744 million in the first quarter 2004, and up 17% excluding currency variations.

▪	All regions contributed to sales growth in the quarter, including North America which was up 21%; Europe, up 9%; and Latin America, up 58%, but on a smaller base. (All calculations are exclusive of currency variations.)

▪	Total retail unit sales of CNH’s major construction equipment products increased 4% compared to the first quarter last year. Production was higher than retail by approximately 23%.

Gross Margin

Equipment Operations gross margin (net sales of equipment less cost of goods sold) for agricultural and construction equipment was $409 million in the first quarter of 2005, virtually the same as the first quarter last year ($414 million).

▪	Agricultural equipment gross margin declined compared to the prior year’s first quarter, held back primarily by lower volumes of high-margin combines, as noted previously.

▪	Construction equipment gross margin was higher than in the prior-year first quarter, benefiting from volume improvements, manufacturing efficiencies and increased pricing which were partially offset by material cost and other economics increases and currency variations, especially in North America.

Industrial Operating Margin

Equipment Operations industrial operating margin (defined as net sales, less cost of goods sold, SG&A and R&D costs) was $99 million in the first quarter of 2005, or 3.5% of net sales, compared to $117 million or 4.4%, respectively, in the same period of 2004. The reduction was largely driven by an increase, excluding currency variations, in SG&A and R&D strategic investments to better support our dealers, improve product quality and enhance our global sourcing initiatives. Currency variations related to the SG&A and R&D investments, as well as a slight decline in gross margin, in dollars, accounted for the remainder of the reduction.

Adjusted EBITDA

Adjusted EBITDA for Equipment Operations (defined as net income excluding net interest expense, income tax provision, depreciation and amortization and restructuring) was $130 million for the quarter, or 4.6% of net sales, compared to $128 million in the first quarter of 2004, or 4.8% of net sales. Interest coverage (defined as adjusted EBITDA divided by net interest expense) was 2.2 times for the first quarter 2005, compared to 2.0 times for the prior year first quarter.

FINANCIAL SERVICES – First Quarter Financial Results

Financial Services operations reported net income of $49 million, compared to $27 million for the first quarter last year. In the first quarter of 2005, Financial Services in the U.S. closed a $1.4 billion retail asset backed securitization (“ABS”) transaction and recorded lower risk costs, as a result of the continuing improvements in receivables portfolio quality. In the first quarter of 2004, Financial Services in the U.S. completed the funding of an ABS transaction closed in the fourth quarter of 2003.

NET DEBT AND OPERATING CASH FLOW

Equipment Operations net debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment receivables) was $1.6 billion at March 31, 2005, compared to $1.3 billion on December 31, 2004 and $1.9 billion at March 31, 2004. Net debt increased in the quarter principally to fund the approximately $257 million cash usage by operating activities.

The cash usage resulted from an increase in working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payable), net of currency variations, of approximately $466 million in the quarter. At incurred currency rates, working capital on March 31, 2005 was $2.8 billion, compared to $3.1 billion on March 31, 2004. This increase in working capital compares to an increase of about $125 million in the first quarter of 2004, net of currency variations.

Financial Services net debt declined approximately $400 million to $3.2 billion on March 31, 2005 from $3.6 billion on December 31, 2004.

CNH OUTLOOK FOR 2005

CNH believes that for the full year 2005, the agricultural and construction equipment markets will generally remain strong, especially in North America for agricultural equipment and in all major markets for construction equipment. CNH’s estimates of major agricultural and construction equipment industry retail unit sales, by major market area, are included in the supplemental information provided at the end of the release.

CNH continues to expect that its net sales of equipment for the full year 2005 will increase by about 5%. Including additional spending for R&D and dealer support, the company continues to expect a year-over-year profit improvement of about 15%, excluding restructuring costs, depending upon market conditions and commodity cost evolution. Net of tax, restructuring costs for the full year are expected to be approximately $65 million. Further, the company expects to generate approximately $200 million of cash flow during the year, after including its planned $90 million contribution to its US defined benefit pension plans. We expect to use that cash to further reduce our Equipment Operations net debt, when compared with year-end 2004 levels.

For the second quarter, the company expects its revenues from net sales of equipment to increase by approximately 7% compared with the second quarter of 2004, including currency, as well as the impact of our April 2005 3-5% price increases. Including the effects of our increased spending for R&D and dealer support, we expect that net income, excluding restructuring costs, will be approximately the same as the second quarter last year. Net of tax, restructuring costs for the second quarter are expected to be approximately $10 million.

###

Reclassification of certain receivables, Deposits with Fiat and related cash flow

Please refer to Note 1 of the condensed consolidated financial statements for information concerning reclassifications of certain items in our condensed balance sheet and cash flow statements.

###

CNH management will hold a conference call later today to review its fourth quarter results. The conference call webcast will begin at approximately 11:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 11,400 dealers in 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial,product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

(Units in 000’s)
	Worldwide	N.A.	W.E	L.A.	ROW
	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)

First Quarter 2005 Industry Unit Sales Estimate Compared with First Quarter 2004 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	14%	n/a	n/a	n/a
Total Tractors	1%	6%	(2)%	(4)%	0%
Combine Harvesters	(20)%	39%	(6)%	(52)%	24%
Total Tractors and Combines	0%	6%	(2)%	(16)%	1%
Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	21%	20%	2%	63%	27%
Skid Steer Loaders	5%	4%	20%	(6)%	1%
Other Light Equipment	17%	47%	14%	(10)%	7%
Total Light Equipment	14%	17%	14%	37%	10%
Total Heavy Equipment	(5)%	19%	16%	26%	(26)%
Total Light & Heavy Equipment	6%	18%	14%	31%	(11)%

Second Quarter 2005 Industry Unit Sales Forecast Compared with Second Quarter 2004 Actual

Total Tractors	(4)%	4%	(8)%	(21)%	(7)%
Combine Harvesters	(19)%	3%	8%	(63)%	(24)%

Total Light Equipment	8%	8%	9%	28%	3%
Total Heavy Equipment	3%	10%	5%	10%	(4)%

Full Year 2005 Industry Unit Sales Forecast Compared with Full Year 2004 Estimated Actual

Total Tractors	(2)%	4%	(5)%	(19)%	(4)%
Combine Harvesters	(18)%	9%	1%	(54)%	(14)%

Total Light Equipment	8%	10%	6%	12%	7%
Total Heavy Equipment	3%	6%	5%	2%	0%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended
	March 31,
			%
	2005	2004	Change
	(in millions)
Revenues:
Net sales
Agricultural equipment	$1,931	$1,919	1%
Construction equipment	892	744	20%

Total net sales	2,823	2,663	6%

Financial services	187	151	24%
Eliminations and other	(7)	(7)

Total revenues	$3,003	$2,807	7%

Net sales:
North America	$1,300	$1,196	9%
Western Europe	924	898	3%
Latin America	200	232	(14%)
Rest of World	399	337	18%

Total net sales	$2,823	$2,663	6%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005	2004
	(in millions, except per share data)
Revenues
Net sales	$2,823	$2,663	$2,823	$2,663	$—	$—
Finance and interest income	180	144	26	16	187	151

Total	3,003	2,807	2,849	2,679	187	151

Costs and Expenses
Cost of goods sold	2,414	2,249	2,414	2,249	—	—
Selling, general and administrative	292	281	243	232	48	48
Research and development	67	65	67	65	—	—
Restructuring	5	19	5	18	—	1
Interest expense	131	121	84	79	59	46
Interest compensation to Financial Services	—	—	32	25	—	—
Other, net	71	81	50	59	10	17

Total	2,980	2,816	2,895	2,727	117	112

Income (loss) before income taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates	23	(9)	(46)	(48)	70	39
Income tax provision (benefit)	13	3	(9)	(11)	23	14
Minority interest	4	1	4	1	—	—
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	49	27	2	2
Equipment Operations	7	2	7	2	—	—

Net income (loss)	15	$(9)	$15	$(9)	$49	$27

Weighted Average Shares Outstanding:
Basic	133.9	132.8

Diluted, before restructuring	234.2	133.1

Diluted	234.2	132.8

Basic and diluted earnings (loss) per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.08	$0.03

EPS	$0.06	($0.07)

Diluted:
EPS before restructuring, net of tax	$0.08	$0.03

EPS	$0.06	($0.07)

Dividends per share	$0.00	$0.00

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	March 31,	December 31	March 31,	December 31	March 31,	December 31
	2005	2004	2005	2004	2005	2004
	(in millions)
Assets
Cash and cash equivalents	$732	$931	$369	$637	$363	$294
Deposits in Fiat affiliates cash management pools	1,249	1,151	1,237	1,136	12	15
Accounts, notes receivable and other – net	5,892	5,895	1,900	1,596	4,103	4,393
Intersegment notes receivable	—	—	1,062	1,114	21	24
Inventories	2,711	2,515	2,711	2,515	—	—
Property, plant and equipment – net	1,406	1,478	1,399	1,470	7	8
Equipment on operating leases – net	185	215	—	—	185	215
Investment in Financial Services	—	—	1,455	1,419	—	—
Investments in unconsolidated affiliates	459	457	373	373	86	84
Goodwill and intangibles	3,220	3,236	3,075	3,090	145	146
Other assets	2,130	2,202	1,625	1,644	545	599

Total Assets	$17,984	$18,080	$15,206	$14,994	$5,467	$5,778

Liabilities and Equity
Short-term debt	$1,849	$2,057	$1,116	$1,064	$733	$993
Intersegment short-term debt	—	—	21	24	362	414
Accounts payable	1,767	1,657	1,769	1,679	103	66
Long-term debt	4,898	4,906	3,081	3,084	1,817	1,822
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	4,509	4,431	4,258	4,114	297	364

Total Liabilities	13,023	13,051	10,245	9,965	4,012	4,359
Equity	4,961	5,029	4,961	5,029	1,455	1,419

Total Liabilities and Equity	$17,984	$18,080	$15,206	$14,994	$5,467	$5,778

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,766	$4,881	$1,550	$1,285	$3,216	$3,596

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005	2004
	(in millions)
Operating Activities:
Net income (loss)	$15	$(9)	$15	$(9)	$49	$27
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	74	85	61	66	13	19
Intersegment activity	—	—	(55)	(102)	55	102
Changes in operating assets and liabilities	(567)	(314)	(246)	37	(321)	(354)
Other, net	17	1	(32)	(23)	—	—

Net cash from operating activities	(461)	(237)	(257)	(31)	(204)	(206)

Investing Activities:
Expenditures for property, plant and equipment	(17)	(34)	(17)	(34)	—	—
Expenditures for equipment on operating leases	(12)	(8)	—	—	(12)	(8)
Net (additions) collections from retail receivables and related securitizations	526	(257)	—	—	526	(257)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(114)	(75)	(117)	(49)	3	(26)
Other, net (primarily acquisitions and divestitures)	23	31	(8)	3	31	28

Net cash from investing activities	406	(343)	(142)	(80)	548	(263)

Financing Activities:
Intersegment activity	—	—	47	92	(47)	(92)
Net increase (decrease) in indebtedness	(134)	483	86	(75)	(220)	558
Dividends paid	—	—	—	—	—	—
Other, net	—	(1)	—	(1)	—	—

Net cash from financing activities	(134)	482	133	16	(267)	466

Other, net	(10)	4	(2)	4	(8)	—

Increase (decrease) in cash and cash equivalents	(199)	(94)	(268)	(91)	69	(3)
Cash and cash equivalents, beginning of period	931	619	637	486	294	133

Cash and cash equivalents, end of period	$732	$525	$369	$395	$363	$130

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 7, 2004 and any subsequently filed Annual Reports on Form 20-F of the Company.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

Reclassification of cash flows related to retail receivables, change in accounting policy for Deposits with Fiat and other reclassifications

Reclassification of cash flows related to retail receivables - CNH has made certain reclassifications of items in its condensed consolidated balance sheets and cash flow statements which it believes improves the presentation of the items that were reclassified. The accompanying 2004 balances and 2004 condensed cash flows have been reclassified to conform to the 2005 classification.

During 2004, the staff of the SEC expressed its views regarding the classifications of certain cash flows by companies with captive finance subsidiaries. As a result of these public comments, management decided to make reclassifications to the condensed consolidated statements of cash flows with respect to certain of its receivables. Previously, CNH recognized activity related to all receivables as part of the cash flows from operating activities within the condensed consolidated statements of cash flows, including cash flows arising from the origination of retail receivables, the securitization of retail receivables, and cash collections related to certificated retained interests.

CNH made a reclassification to move the activity related to the investment in retail receivables from the operating activity section to the investing activity section of the condensed consolidated statements of cash flows. The reclassification classifies cash receipts from the sale of inventory as operating activities and classifies cash flows from investing in retail receivables as investing activities. The disclosures added to the investing activity section in this condensed presentation are included in “Net (addition) collections from retail receivables and related securitization.”

Change in accounting policy for Deposits with Fiat - In connection with the aforementioned reclassification, CNH reviewed its presentation of cash flows and cash and cash equivalent balances on its balance sheet. As a result of this review, it was determined that CNH would change its accounting policy defining cash equivalents and correspondingly reclassify its balance sheet and cash flow presentation. The new policy classifies “Cash with Fiat Affiliates,” which was previously included in cash equivalents, as “Deposits in Fiat affiliates cash management pools” and reflects cash flows arising from deposits in and withdrawals from such cash pools as cash flows from investing activities. Although none of the agreements or

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

conditions governing these deposits has materially changed since the inception of the cash management arrangements, CNH has decided to change its presentation of such deposits to show them as a separate investment and not as a component of cash equivalents. CNH continues to have the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice, and CNH continues to access funds deposited in these accounts on a daily basis.

The December 31, 2004 condensed balance sheets and March 31, 2004 condensed statements of cash flows have been reclassified to conform to this presentation.

A summary of the effects of these reclassifications is as follows:

	2004
		Retail	Change in
	As previously	receivables	accounting	As currently
	reported	reclassification	policy	reported
	(in millions)
Condensed consolidated balance sheet
Cash and cash equivalents	$2,082	$—	$(1,151)	$931
Deposits in Fiat affiliates cash management pools	—	—	1,151	1,151

Condensed consolidated statement of cash flows
Net cash from operating activities	(494)	257	—	(237)
Net cash from investing activities	(11)	(257)	(75)	(343)
Other, net	(12)	—	16	4

Equipment Operations balance sheet
Cash and cash equivalents	1,773	—	(1,136)	637
Deposits in Fiat affiliates cash management pools	—	—	1,136	1,136

Equipment Operations statement of cash flows
Net cash from operating activities	(31)	—	—	(31)
Net cash from investing activities	(31)	—	(49)	(80)
Other, net	(12)	—	16	4

Financial Services balance sheet
Cash and cash equivalents	309	—	(15)	294
Deposits in Fiat affiliates cash management pools	—	—	15	15

Financial Services statement of cash flows
Net cash from operating activities	(463)	257	—	(206)
Net cash from investing activities	20	(257)	(26)	(263)
Other, net	—	—	—	—

Other - In addition, certain other reclassifications of prior year amounts have been made in order to conform to the current year presentation.

2.	Stock-Based Compensation Plans – CNH has stock-based employee compensation plans which are more fully described in Note 19, “Option and Incentive Plans,” to our 2003 Form 20-F. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 Revised “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method under which compensation cost is recognized

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company has not yet determined the impact of adopting SFAS No. 123 Revised.

In 2003, CNH adopted the fair value based method of accounting for stock-based compensation using the Prospective Method. Additionally, compensation expense is reflected in net income (loss) for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 “Share Based Payment” to all stock-based compensation for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005	2004
	(in millions, except per share data)
Net income (loss), as reported	$15	$(9)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	—	—

Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)

Pro forma net income (loss)	14	(10)
Earnings allocated to Series A Preferred Shares	(7)	—

Pro forma net income (loss) available to common shareholders	$7	$(10)

Weighted average shares:
Basic	133.9	132.8

Diluted	234.2	132.8

Earnings (loss) per share (“EPS”):
As reported:
Basic	$0.06	$(0.07)

Diluted	$0.06	$(0.07)

Pro forma:
Basic	$0.06	$(0.08)

Diluted	$0.06	$(0.08)

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.6 billion and $4.5 billion at March 31, 2005 and December 31, 2004, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of March 31, 2005 and December 31, 2004, $2.6 billion and $2.5 billion, respectively, remained outstanding under these programs.

Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

retained interests. At March 31, 2005 and December 31, 2004, the amounts outstanding under this program were $460 million and $466 million, respectively and Financial Services had an undivided retained interest of $218 million and $225 million, respectively.

4.	Inventories — Inventories as of March 31, 2005 and December 31, 2004 consist of the following:

	March 31,	December 31,
	2005	2004
	(in millions)
Raw materials	$523	$501
Work-in-process	266	212
Finished goods and parts	1,922	1,802

Total Inventories	$2,711	$2,515

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the three months ended March 31, 2005:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	March 31,
	2005	Amortization	and Other	2005
	(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,677	$—	$(1)	$1,676
Construction Equipment	581	—	—	581
Financial Services	144	—	(1)	143

Total	2,402	—	(2)	2,400

Intangibles	834	(10)	(4)	820

Total Goodwill and Intangibles	$3,236	$(10)	$(6)	$3,220

As of March 31, 2005 and December 31, 2004, the Company’s intangible assets and related accumulated amortization consisted of the following:

		March 31, 2005			December 31, 2004
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$90	$245	$335	$86	$249
Dealer Network	25	216	46	170	216	44	172
Software	5	52	26	26	53	27	26
Other	10-30	119	50	69	123	46	77

		722	212	510	727	203	524

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		37	—	37	37	—	37

		$1,032	$212	$820	$1,037	$203	$834

CNH recorded amortization expense of approximately $10 million for the three months ended March 31, 2005. CNH recorded amortization expense of approximately $43 million for the year ended December 31, 2004. Based on the current amount of intangible assets subject to

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

amortization, the estimated amortization expense for each of the years 2005 to 2009 is approximately $40 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

6.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”) as of March 31, 2005 and December 31, 2004:

	Consolidated		Equipment Operations		Financial Services
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004	2005	2004
	(in millions)
Short-term debt:
With Fiat Affiliates	$739	$672	$366	$331	$373	$341
Other	1,110	1,385	750	733	360	652
Intersegment	—	—	21	24	362	414

Total Short-term debt	1,849	2,057	1,137	1,088	1,095	1,407

Long-term debt:
With Fiat Affiliates	1,109	1,111	899	892	210	219
Other	3,789	3,795	2,182	2,192	1,607	1,603
Intersegment	—	—	—	—	700	700

Total Long-term debt	4,898	4,906	3,081	3,084	2,517	2,522

Total debt:
With Fiat Affiliates	1,848	1,783	1,265	1,223	583	560
Other	4,899	5,180	2,932	2,925	1,967	2,255
Intersegment	—	—	21	24	1,062	1,114

Total debt	6,747	6,963	4,218	4,172	3,612	3,929

Less:
Cash and cash equivalent	732	931	369	637	363	294
Deposits in Fiat affiliates cash management pools	1,249	1,151	1,237	1,136	12	15
Intersegment notes receivables	—	—	1,062	1,114	21	24

Net debt	$4,766	$4,881	$1,550	$1,285	$3,216	$3,596

At March 31, 2005, CNH had approximately $4.5 billion available under $7.2 billion total lines of credit and asset-backed facilities.

Fiat is the majority shareholder of CNH. CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

7.	Income Taxes – For the three months ended March 31, 2005 and 2004, effective income tax rates were 56.5% and 33.3% respectively. For 2005 and 2004, tax rates differ from the Dutch statutory rate of 35% primarily due to continued losses in certain jurisdictions where no immediate tax benefit is recognized.

8.	Restructuring — During the three months ended March 31, 2005, CNH expensed approximately $5 million of restructuring costs. The restructuring costs primarily relate to severance, and other

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

costs incurred due to headcount reductions. During the three months ended March 31, 2005, CNH utilized approximately $15 million of its total restructuring reserves. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of facilities.

9.	Employee Benefit Plans and Postretirement Benefits — Unions represent many of CNH’s worldwide production and maintenance employees. CNH’s collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), which represents approximately 2,850 of CNH’s active and retiree hourly production and maintenance employees in the United States, expired in May 2004. In the United States, the UAW represents approximately 650 of CNH’s workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. As a result of the strike, CNH had implemented contingency plans for continuing production utilizing salaried employees and temporary replacement workers. Following the ratification of the new UAW contract, CNH has transitioned work at these facilities from salaried employees and temporary workers back to the employees represented by the UAW.

10.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2005 for this commitment is as follows:

Amount
(in millions)
Balance, January 1, 2005	$198
Current year provision	77
Claims paid and other adjustments	(70)

Balance, March 31, 2005	$205

11.	Shareholders’ Equity – The Board of Directors recommended a dividend of $0.25 per common share on March 24, 2005. The dividend will be payable on May 31, 2005 to shareholders of record at the close of business on May 24, 2005. Declaration of the dividend will be voted on by shareholders at the Annual General Meeting, which will be held on May 3, 2005.

CNH has 8 million shares of Series A preference shares (“Series A Preferred Stock”) outstanding. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

12.	Earnings per Share – Beginning in 2005, CNH calculates basic earnings per share based on the requirements of Emerging Issues Task Force Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share” (“EITF 03-06”) as its Series A Preferred Stock is considered participating under this new rule. EITF 03-06 requires

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF 03-06 did not impact 2004 basic earnings per share as the Series A Preferred Stock was not participating during 2004.

Earnings are allocated to the Series A Preferred Shares based on the common shares dividend yield, which is impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH uses the average closing price of the Company’s common shares over the last thirty trading days of the quarter. For March 31, 2005, the average stock price was $18.10 per share. Had the average stock price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock would have changed.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months ended March 31, 2005 and 2004:

	Three Months Ended
	March 31,
	2005	2004
Basic:
Net income (loss)	$15	$(9)
Earnings allocated to Series A Preferred Shares	(7)	—

Net income (loss) available to common shareholders	$8	$(9)

Weighted average common shares outstanding — basic	133.9	132.8

Basic earnings (loss) per share	$0.06	$(0.07)

Diluted:
Net income	$15	$(9)

Weighted average common shares outstanding — basic	133.9	132.8
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	100.0	—
Stock Compensation Plans	0.3	—

Weighted average common shares outstanding — diluted	234.2	132.8

Diluted earnings (loss) per share	$0.06	$(0.07)

13.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three months ended March 31, 2005 and 2004 are as follows:

	Three Months Ended
	March 31,
	2005	2004
	(in millions)
Net income (loss)	$15	$(9)
Other Comprehensive income (loss), net of tax
Cumulative translation adjustment	(46)	(8)
Deferred gains (losses) on derivative financial instruments	(35)	(1)
Unrealized gains (losses) on retained interests in securitized transactions	(7)	(7)

Total	$(73)	$(25)

14.	Reconciliation of Non-GAAP Financial Measures – CNH, in its press release announcing first quarter results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income (Loss) Before Restructuring and Earnings (Loss) Per Share Before Restructuring

CNH defines net income (loss) before restructuring as U.S. GAAP net income (loss), less U.S. GAAP restructuring charges, net of tax.

The following table reconciles net income (loss) to net income (loss) before restructuring, net of tax and the related pro-forma earnings (loss) per share:

	Three Months Ended
	March 31,
	2005	2004
	(in millions)
Net income (loss)	$15	$(9)

Restructuring, net of tax:
Restructuring	5	19
Tax benefit	(1)	(6)

Restructuring, net of tax	4	13

Net Income (loss) before restructuring	$19	$4

Net Income (loss) before restructuring	$19	$4
Earnings allocated to Series A Preferred Shares	(9)	—

Net income (loss) available to common shareholders (for basic EPS)	$10	$4

Weighted-average shares outstanding:
Basic	133.9	132.8

Diluted, before restructuring	234.2	133.1

Diluted	234.2	132.8

Basic EPS
EPS before restructuring	$0.08	$0.03

EPS	$0.06	$(0.07)

Diluted EPS
EPS before restructuring	$0.08	$0.03

EPS	$0.06	$(0.07)

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

		Three Months Ended
		March 31,
	2005		2004
		(in millions)
Net sales	$2,823	100.0%	$2,663	100.0%
Less:
Cost of goods sold	2,414	85.5%	2,249	84.5%

Gross margin	409	14.5%	414	15.5%
Less:
Selling, general and administrative	243	8.6%	232	8.7%
Research and development	67	2.4%	65	2.4%

Industrial operating margin	$99	3.5%	$117	4.4%

Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for equipment operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash provided (used) by operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

The following table reconciles Equipment Operations net cash provided (used) by operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended
	March 31,
	2005	2004
	(in millions)
Net Cash Provided (Used) by Operating Activities	$(257)	$(31)
Net Interest Expense:
Interest Expense	84	79
Less: Finance and Interest Income	(26)	(16)

Net Interest Expense	58	63
Income Tax Provision (Benefit)	(9)	(11)
Restructuring:
Equipment Operations	5	18
Financial Services	—	1
Change in Other Operating Activities	333	88

Adjusted EBITDA	$130	$128

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables. The calculation of net debt is shown below:

	Consolidated		Equipment Operations		Financial Services
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004	2005	2004
	(in millions)
Total debt	6,747	6,963	4,218	4,172	3,612	3,929
Less:
Cash and cash equivalent	732	931	369	637	363	294
Deposits in Fiat affiliates cash management pools	1,249	1,151	1,237	1,136	12	15
Intersegment notes receivables	—	—	1,062	1,114	21	24

Net debt	$4,766	$4,881	$1,550	$1,285	$3,216	$3,596

Working Capital

Working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of March 31, 2005 using December 31, 2004 exchange rates. The calculation of Equipment Operations working capital is shown below:

		March 31, 2005 at
	March 31,	December 31,	December 31,	March 31,
	2005	2004 FX Rates	2004	2004
	(in millions)
Accounts, notes receivable and other — net — Third Party	$1,815	$1,862	$1,547	$2,103
Accounts, notes receivable and other — net — Intersegment	85	85	49	112

Accounts, notes receivable and other — net — Total	1,900	1,947	1,596	2,215

Inventories	2,711	2,773	2,515	2,711

Accounts payable — Third Party	(1,743)	(1,796)	(1,635)	(1,735)
Accounts payable — Intersegment	(26)	(26)	(44)	(105)

Accounts payable — Total	(1,769)	(1,822)	(1,679)	(1,840)

Working capital	$2,842	$2,898	$2,432	$3,086